AB 4/8/03

03015754

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL ~~AUDITED~~ REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED APR 04 2003 WASH. D.C. 165 SECTION

SEC FILE NUMBER
8-46173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TGH Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

460 Norristown Road, Suite 460
(No. and Street)

Blue Bell (City) Pennsylvania (State) 19422 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Moore (215) 834-4022
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Douglas R. Moore, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to TGH Securities, Inc. for the year ended December 31, 2002, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Douglas R. Moore 2/28/03

Signature Date

Douglas R. Moore
Chief Financial Officer

PHILA
PA

Sworn to and subscribed before me
this 28th day of FEB 20 03

Elizabeth Milavsky

NOTARIAL SEAL
ELIZABETH MILAVSKY, Notary Public
City of Philadelphia, Phila. County
My Commission Expires January 31, 2007

Deloitte & Touche LLP
Twenty-Second Floor
1700 Market Street
Philadelphia, Pennsylvania 19103-3984

Tel: (215) 246-2300
Fax: (215) 569-2441
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
of TGH Securities, Inc.
Blue Bell, Pennsylvania:

We have audited the following financial statements of TGH Securities, Inc. (a wholly owned subsidiary of Thistle Group Holdings, Co.) (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TGH Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of TGH Securities, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 24, 2003

TGH SECURITIES, INC.
(a wholly owned subsidiary of Thistle Group Holdings, Co.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 145,983
Good faith deposit	416,750
Securities owned - at fair value, held by clearing broker	43,713,639
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation and amortization of $25,275	4,186
Intangible asset, net of accumulated amortization of $11,000	9,000
Prepaid income taxes	135,765
Other assets	3,300
Total assets	$ 44,428,623

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 52,185
Due to clearing broker	41,924,372
Income taxes payable	105,321
Due to affiliate	175,000
Total liabilities	$ 42,256,878
Commitments and contingencies	
Stockholder's equity:	
Common stock, par value $1, authorized, 1,000 shares; issued and outstanding, 1,000 shares	$ 1,000
Additional paid-in capital	1,999,000
Retained earnings	171,745
Total stockholder's equity	2,171,745
Total liabilities and stockholder's equity	$ 44,428,623

See notes to financial statements.